UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[X]	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment No. ___
[X]	Post-Effective Amendment No. 1
and

[X]	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No. 3

RENN Fund, Inc.

470 Park Avenue South, New York, NY 10016

Registrant’s Telephone Number, including Area Code (241) 891-8294

UMB Fund Services (“UMB”) – c/o RENN Fund, Inc., 235 W. Galena Street, Milwaukee, WI 53212-3949

Copies of Communications to:

Monica L. Parry
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-227230) of Renn Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “1933 Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial Statements.

Contained in Part A:

Financial Highlights of the RENN Fund, Inc. (the “Registrant” or the “Fund”) for the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013.

Contained in Part B:

Registrant’s Financial Statements are incorporated in Part B by reference to the Registrant’s December 31, 2017 Annual Report (audited) on Form N-CSR as filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR Accession No. 0001398344-18-003872 on March 9, 2018.

2.	Exhibits.

a.1	Restated Articles of Incorporation dated February 23, 1994 are incorporated herein by reference to Exhibit a.1 to the Registrant’s Initial Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0000919567-09-000038 on August 20, 2009.

a.2	Articles of Amendment, dated May 15, 2009, to the Restated Articles of Incorporation dated February 23, 1994 are incorporated herein by reference to Exhibit a.2 to the Registrant’s Initial Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0000919567-09-000038 on August 20, 2009.

a.3	Certificate of Amendment to the certificate of formation dated July 2, 2014 is incorporated herein by reference to Exhibit a.3 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-013362 on September 7, 2018.

b.	ByLaws and amendments thereto, are incorporated herein by reference to Exhibit b. to the Registrant’s Initial Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0000919567-09-000038 on August 20, 2009.

c.	Not applicable.

d.	Not applicable.

e.	Dividend Reinvestment Plan dated February 15, 1994 is incorporated herein by reference to Exhibit e. to the Registrant’s Initial Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0000919567-09-000038 on August 20, 2009.

f.	Not applicable.

g.1	Investment Advisory Agreement dated July 6, 2017 between the Registrant and Horizon Asset Management LLC (the “Adviser”) is incorporated herein by reference to Exhibit g. to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-013362 on September 7, 2018.

g.2	Investment Advisory Agreement dated March 1, 2018 between RENN Fund, Inc. (Cayman) and Horizon Asset Management LLC is filed herewith.

h.	Not applicable.

i.	Not applicable.

j.1	Custody Agreement dated July 6, 2017 between UMB Bank, N.A. and the Registrant (the “Custody Agreement”) is incorporated herein by reference to Exhibit j.1 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-013362 on September 7, 2018.

j.2	Amended and Restated Appendix B dated March 15, 2018 to the Custody Agreement is incorporated herein by reference to Exhibit j.2 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-013362 on September 7, 2018.

k.1	Administration and Fund Accounting Agreement dated July 6, 2017 between the Registrant and UMB Fund Services, Inc. is incorporated herein by reference to Exhibit k.1 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-013362 on September 7, 2018.

k.2	Transfer Agency Agreement dated June 1, 2009 between the Registrant and American Stock Transfer & Trust Company is incorporated herein by reference to Exhibit k.2 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-013362 on September 7, 2018.

l.1	Opinion of counsel, Morgan, Lewis & Bockius LLP is incorporated herein by reference to Exhibit l.1 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-017950 on December 13, 2018.

l.2	Consent of Morgan, Lewis & Bockius LLP is incorporated herein by reference to Exhibit l.2 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-017950 on December 13, 2018.

m.	Not applicable.

n.	Consent of independent registered public accounting firm, Tait, Weller & Baker LLP is incorporated herein by reference to Exhibit n. to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-017950 on December 13, 2018.

o.	Not applicable.

p.	Not applicable.

q.	Not applicable.

r.1	Code of Ethics of the Registrant is incorporated herein by reference to Exhibit r.1 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-013362 on September 7, 2018.

r.2	Code of Ethics of Horizon Kinetics LLC is incorporated herein by reference to Exhibit r.2 to the Registrant’s Registration Statement on Form N-2 (File No. 811-22299), as filed with the SEC via EDGAR Accession No. 0001398344-18-013362 on September 7, 2018.

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance and Distribution

Not applicable.

Item 28.	Persons Controlled by or Under Common Control

The Fund does not consider that it is controlled, directly or indirectly, by any person. The information in the Statement of Additional Information regarding this subject is incorporated herein by reference.

Item 29.	Number of Holders of Securities

As of November 30, 2018:

Title of Class	Number of Record Holders: 371
Common Stock Shares Outstanding	4,463,966.761

Item 30.	Indemnification

The Fund maintains a liability policy to protect the Fund from acts of the directors and officers of the Fund as they perform their duties as directors and officers, and from acts of the employees of Horizon Asset Management LLC as they perform their administrative duties on behalf of the Fund. The Investment Advisory Agreement provides indemnification to the Adviser and any of its affiliates, to the extent permitted by law, in the event of a suit threatened or filed against the Adviser and affiliates for acts or omissions arising out of their duties on behalf of the Fund. Willful misfeasance, bad faith, gross negligence, or reckless disregard in the performance of their duties are not covered.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Horizons Asset Management LLC (“Horizons”), the Fund’s investment adviser, who serve as officers or Trustees of the Fund have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers appears below:

Name and Position with Horizons	Other Business Profession, Vocation or Employment During Past Two Years
Murray Stahl

Chairman, Chief Executive Officer and Chief Investment Strategist of Horizon Kinetics LLC (including Horizon Asset Management LLC, Kinetics Asset Management LLC and Kinetics Advisers, LLC)

Chairman, the FRMO Corp

Director, Kinetics Mutual Funds, Inc.

Director, Bermuda Stock Exchange

Chairman, Minneapolis Grain Exchange

Director, Winland Electronics, Inc.

Director, IL&FS Securities Services LTD

Eric Sites	Portfolio Manager, Horizon Kinetics LLC (including Horizon Asset Management LLC, Kinetics Asset Management LLC and Kinetics Adviser, LLC) Director, Bermuda Stock Exchange

Item 32.	Location of Accounts and Records

Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are as follows:

Horizon Asset Management LLC (Adviser)

470 Park Avenue South

New York, NY 10016.

UMB Fund Services (Administrator, Fund Accounting Agent and Custodian)

235 W. Galena Street

Milwaukee, Wisconsin 53212-3949

American Stock Transfer & Trust Company (Transfer Agent)

6201 15th Avenue

Brooklyn, New York 11219

Item 33.	Management Services

The Fund has no contracts other than with its investment adviser and various service providers.

Item 34.	Undertakings

1. The Registrant undertakes to suspend the offering of common stock until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. Not applicable.

4. Not applicable.

5. The Registrant Undertakes that:

(a) For the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act [17 CFR 230.497(h)] shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prominent delivery within two business days of receipt of a written or oral request the Registrant’s statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 20th day of December, 2018.

RENN Fund, Inc.

By:	/s/ Jay Kesslen
Name:	Jay Kesslen
Title:	Vice President and Chief Compliance Officer

Signature	Title	Date

/s/ Jay Kesslen	Vice President and Chief	December 20, 2018
Jay Kesslen	Compliance Officer

/s/ Russell Grimaldi	Secretary	December 20, 2018
Russell Grimaldi

/s/ Hugh Ross	Treasurer	December 20, 2018
Hugh Ross

/s/ Murray Stahl	Director	December 20, 2018
Murray Stahl

/s/ Eric Sites	Director	December 20, 2018
Eric Sites

/s/ Russell Cleveland	Director	December 20, 2018
Russell Cleveland

/s/ Alice C. Brennan	Director	December 20, 2018
Alice C. Brennan

/s/ Herbert M. Chain	Director	December 20, 2018
Herbert M. Chain

EXHIBIT INDEX

Exhibit	Exhibit Index
EX-99.g.2	Investment Advisory Agreement dated March 1, 2018 between RENN Fund, Inc. (Cayman) and Horizon Asset Management LLC